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For further information call: (CEO) Mark Bristow +44 779 775 2288

DISCOVER OR DECLINE: THE CHOICE FACING THE GOLD INDUSTRY

Johannesburg, 27 March 2003 - The consolidation of the global gold mining industry has masked its stagnation over the past five years and it now urgently needs to make new discoveries, says Dr Mark Bristow, chief executive of Randgold Resources.

Bristow says the industry's combined exploration expenditure peaked in 1997 and since then has dropped off sharply to less than a third of that level. Over the same period, the number of active gold mining companies has shrunk by some 15%. The new gold supply has grown by a mere 1.5% year on year since 1991, before making any deductions for hedging.

"There has in effect been a steady decline in production, which has been masked by the frenzy of consolidation in the industry over the past few years. However, while consolidation can preserve or unlock existing value, the only way to create new value is through exploration, development and innovation. Quite simply, as an industry, we need to find more new viable gold mines," says Bristow.

The London and Nasdaq listed Randgold Resources is one of the few gold companies that has continued to invest substantially in exploration - and as a result of this strategy, discovered the Morila deposit in Mali and developed it into one of the world's top 10 gold mines, which in 2002 topped the million-ounce-per year production mark. The company has also built up extensive groundholdings and an inventory of quality gold prospects and projects in Africa.

"It is easy but unwise for producers to allow themselves to be seduced by the whims and fashions of a market that is notoriously volatile. Randgold Resources' success in creating value and delivering returns, on the other hand, is based on a coherent, consistently applied strategy of generating organic growth opportunities through an aggressive exploration programme coupled with shrewd risk evaluation," Bristow said.

The western, central and eastern regions of Africa, where Randgold Resources has a major footprint, remains one of the world's most attractive gold exploration areas. Other high-potential zones, according to Bristow, are the western seaboard of South America, central Europe and, to the east, Indonesia and the Pacific Rim.

"If you want to increase your chances of a discovery, you have to go to areas that are prospective but well off the beaten


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track. The difficulty of accessing these areas, and the shortage of information about them, pose a real challenge to explorers. It is these same barriers to entry, however, that also make such areas potentially so rewarding to the knowledgeable and intrepid explorer," he says.


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Issued on behalf of Randgold Resources Limited
Kathy du Plessis
Randgold Resources Investor and Media Relations
Tel: +27-11-728-4701
Fax: +27-11-728-2547
Mobile: +27 (0) 83 266 5847
E-mail: randgoldresources@dpapr.com
www.randgoldresources.com
Postal address: PO Box 87386, Houghton, 2041, South Africa

DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimate, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.